

March 27, 2023

Christopher T. Forsythe
Senior Vice President and Chief Financial Officer
Atmos Energy Corporation
1800 Three Lincoln Centre
5430 LBJ Freeway
Dallas, TX 75240

> **Re: Atmos Energy Corporation**
> **Atmos Energy Kansas Securitization I, LLC**
> **Registration Statement on Form SF-1**
> **Filed February 28, 2023**
> **File Nos. 333-270078 and 333-270078-01**

Dear Christopher T. Forsythe:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form SF-1

Form of Prospectus
Description of the Securitized Utility Tariff Bonds
The Security for the Securitized Utility Tariff Bonds, page 68

1.   We note that, in addition to the securitized utility tariff property, the collection account and all of its subaccounts will also secure the bonds, including all "cash, instruments, investment property or other assets credited to or deposited in the collection account or any subaccount … and all financial assets and securities entitlements carried therein or credited thereto." Please confirm whether any of the underlying collateral will consist of securities for purposes of Rule 190 under the Securities Act.

Part II - Information Not Required in Prospectus
Item 14. Exhibits, page II-3

2.   Please file your remaining exhibits with your next amendment. Refer to Item 1100(f) of Regulation AB and Instruction 1 to Item 601 of Regulation S-K. Note that we may have additional comments on your registration statement following our review of any such exhibits.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Jason Weidberg at 202-551-6892 or Arthur Sandel at 202-551-3262 with any questions.

Sincerely,

Division of Corporation Finance
Office of Structured Finance